1996 STOCK INCENTIVE PLAN OF
                                 VDI MULTIMEDIA
                                    AMENDMENT



On July 9, 1999, the shareholders of VDI MultiMedia (the "Company") voted to amend the 1996 Stock Incentive Plan of the Company (the "Plan"). The second sentence of Section 2.4 of the Plan is replaced by the following:

         "The aggregate amount of Common Stock that may be issued or transferred pursuant to Awards granted under this Plan shall not exceed 2,000,000, or 20% of the fully diluted Common Stock of the Company, subject to adjustment as set forth in Section 7.2; provided that any Stock Appreciation Rights granted concurrently in accordance with Section 4.1 are not subject to the foregoing limitation. In addition, effective August 1, 1999 and each August 1 thereafter during the term of the Plan, the number of shares of Common Stock available for grants of stock options shall be increased automatically by 300,000 share of Common Stock (including shares held in treasury) as of the close of business on the last day of the preceding month, provided that the maximum cumulative number of shares of Common Stock available for grants of Incentive Stock Options under the Plan may not exceed 4,000,000 shares."